UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

In connection with proposed private placements of debt securities, CEMEX, S.A.B. de C.V. (“CEMEX”) anticipates disclosing to prospective purchasers certain information that has not been previously publicly reported. The private placements are being made under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the securities will be sold only to qualified institutional buyers and to offshore investors in transactions exempt from registration under Rule 144A and Regulation S under the Securities Act. No assurance can be made that any private placement of securities will be completed. CEMEX has elected to provide this information in this Report on Form 6-K in the attached Exhibit 1 for informational purposes.

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our subsidiaries, include:

•	the cyclical activity of the construction sector;

•	competition;

•	general political, economic and business conditions in the markets in which we operate;

•	the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations;

•	our ability to satisfy our obligations under our facilities agreement, dated as of September 17, 2012, entered into with our major creditors and our obligations under the indentures that govern our senior secured notes and our other debt instruments;

•	our ability to consummate asset sales, achieve cost-savings from our cost-reduction initiatives and implement our global pricing initiatives for our products;

•	weather conditions;

•	natural disasters and other unforeseen events; and

•	other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of our annual report on Form 20-F for the year ended December 31, 2013 and under “Risk Factors” in this report.

Readers are urged to read this filing and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: September 3, 2014	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Certain information with respect to CEMEX, S.A.B. de C.V. (NYSE: CX).